

Mail Stop 3561

August 5, 2009

<u>Via U.S. Mail</u>

Charles E. Zebula
Treasurer and Senior Officer in Charge of the Servicing Function
AEP Texas Central Company
1539 N. Carancahua Street, Suite 1700
Corpus Christi, TX 78401

Re: AEP Texas Central Transition Funding II LLC
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File no. 333-136787-01

Dear Mr. Zebula,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 1122 of Regulation AB - Compliance with Applicable Servicing Criteria

1. We note that the assessment report prepared by the Bank of New York Mellon and the related attestation report identify material instances of noncompliance during the year ended December 31, 2008. Please discuss the material instances of noncompliance in the body of Form 10-K.

2. We note that the auditor attestation report prepared by KPMG LLP does not express an opinion on the last two paragraphs of Schedule A to management's Assertion of Compliance

with Applicable Servicing Criteria prepared by the Bank of New York Mellon. Please tell us why KPMG LLP does not express an opinion on the management's assertion that "[t]he segregated account for each specified series of securities was in existence prior to the time the deposits were to be made into such account but such account was not utilized in all instances by the Trustee as stated above. However, payments related to each specified series of securities were timely remitted to the investors in such series."

S-3 Registration Statement and Related Filings

Please amend the S-3 Registration Statement filed on August 21, 2006 and any related filings to include AEP Texas Central Transition Funding II LLC as co-registrant.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amanda Ravitz at (202) 551-3412 with any questions.

Sincerely,

Max A. Webb
Assistant Director